Exhibit 99.1

2006 ANNUAL GENERAL MEETING

The 9th Annual General Meeting of Imperial Tobacco Group PLC was held at Bristol Marriott Hotel City Centre, 2 Lower Castle Street, Old Market, Bristol, BS1 3AD on Tuesday 31 January 2006 at 2.30 pm.

All resolutions were decided on a poll and all resolutions proposed at the Meeting were passed.

The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

Resolution	Votes For	Percentage For	Votes Against	Votes Total	Votes Withheld

1 Report and Accounts	455,263,107	99.76	1,085,315	456,348,422	8,132,655

2 Remuneration Report	432,322,353	96.19	17,115,314	449,437,667	15,043,410

3 Dividend	464,433,258	100.00	9,505	464,442,763	38,314

4 Re-elect A G L Alexander	445,206,663	96.39	16,696,218	461,902,881	2,578,196

5 Re-elect D C Bonham	462,543,587	99.71	1,330,104	463,873,691	607,386

6 Elect C R Day	463,711,756	99.85	690,608	464,402,364	78,713

7 Re-elect P H Jungels	463,705,301	99.85	697,732	464,403,033	78,044

8 Elect G L Blashill	462,636,355	99.84	736,870	463,373,225	1,107,852

9 Reappoint Auditors	460,537,256	99.58	1,919,599	462,456,855	2,024,222

10 Remuneration of Auditors	462,415,273	99.69	1,433,964	463,849,237	631,840

Donations to EU political organisations

11 Imperial Tobacco Group PLC	458,835,933	98.85	5,320,142	464,156,075	325,002

12 Imperial Tobacco Limited	458,802,407	98.84	5,361,152	464,163,559	317,518

13 Imperial Tobacco International Limited	458,759,606	98.84	5,377,176	464,136,782	344,295

14 Van Nelle Tabak Nederland B.V.	458,748,968	98.84	5,385,446	464,134,414	346,663

15 John Player & Sons Limited	458,754,190	98.84	5,388,301	464,142,491	338,586

16 Reemtsma Cigarettenfabriken GmbH	458,752,614	98.84	5,384,078	464,136,692	344,385

17 Ets. L. Lacroix Fils NV/SA	458,750,077	98.84	5,390,143	464,140,220	340,857

18 Long Term Incentive Plan amendment	459,168,126	99.04	4,459,167	463,627,293	853,784

19 Authority to allot securities	460,977,369	99.28	3,321,239	464,298,608	182,469

20 Disapplication of pre-emption rights	463,894,073	99.93	338,743	464,232,816	248,261

21 Purchase of own shares	463,399,403	99.97	141,290	463,540,693	940,384

Notes

1.               The ‘For’ vote includes those giving the Chairman discretion and the percentage is rounded to two decimal places.

2.             ‘Votes withheld’ are not counted when deciding whether or not a resolution is carried.

3.               Resolutions 20 and 21 are Special Resolutions.

4.               The total number of Ordinary Shares in issue excluding shares held as Treasury Shares as at 6.00pm on 29 January 2006 was 706,860,921.

Confirmation of Board Changes

As announced on 28 October 2005 Simon Duffy and Sipko Huismans retired from the Board at the conclusion of the Annual General Meeting.

T M Williams

Deputy Company Secretary

Telephone 0117 963 6636

Copies of our announcements are available on our website:  www.imperial-tobacco.com